May 26, 2009

Catherine T. Brown/Staff Attorney
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	National Golf Emporium, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed May 13, 2009 File No. 333-156069 Form D Filed May 12, 2009 File No. 021-130879

Dear Ms. Brown:

We represent National Golf Emporium Inc. (the “Company” or “National Golf”). We are in receipt of your letter dated May 20, 2009 regarding the above referenced filing and the following are our responses:

General

1.
We reviewed your response to comment two in our letter dated May  7, 2009. We also note that you have revised your registration statement throughout to delete prior disclosure regarding your expectations regarding the completion of your website. We reviewed your website and note that, as it currently exists, it is one page with no active links. Thus, it appears that you have no opportunity to generate revenue from you current website. Since your business model, strategy and contemplated sources of revenue depend on the operation of an active website, please disclose when you expect your website to contain the following features that you disclose in your registration statement:

•
“Extensive product selection, multiple distribution options, detailed product information and other value-added services while aggregating all aspects of the golf experience in a single easy to access location.”

•	“Our website will be a fully functional business to consumers and golf retail portals.”

•
“Our website, www.nationalgolfemporium.com, will offer a wide variety of golf products and service. We will build an online community by providing additional opportunities to participate in the world of golf. Our online capabilities will enable us to provide management and ordering service to our business- to- business clients.”

•
“ We will have a shopping cart on the website. We will be able to accept payments by credit cards including Visa, Master  Card, American Express, Discover Card and bank debit cards. Payment for our services will be handled by a secure payments processing service. We plan on utilizing the VeriSign service. “

These are only examples. Please disclose when you expect your website to be operational to support your business model and allow you the opportunity to generate revenue and the steps you are taking in this regard. Disclose the estimated costs and the approximate timetable for beginning and completing each phase in the development of your website if you do not expect your website to be re-launched with the capabilities noted above. In its present form, the disclosure is not clear about when you intend to commence operations through your website. Generally, provide additional disclosure so that investors may make an informed judgment about your business and potential operations. Refer to Item 101(a)(2) of Regulation S-K.

Answer:
The Company has amended the S1 to reflect that its website will be operational by July 1, 2009 and that they expect the website to be completed within their budget of $7500.  At such time as it is operation it will include all information set forth above so that it will be fully functional and allow the Company to operate its business.

Form D

2.
We reviewed your Form D filed on May 12, 2009. In your Form D, you indicate that you have revenues of $1-1,000,000, yet you have generated no revenues to date as reflected in your financial statements included in your registration statement. In addition, the Form D indicates that the date of the first sale was June 17th, 2008, yet your disclosure under Item 15 in your registration statement reflects no sales in June 2008 and instead reflects sales to 34 investors in September 2008. Your Form D also reflects a minimum investment of $250 but the table in Item 15 indicates that some investors purchased on 1,000 shares at a price of $.10, or $100. Lastly, your Form D does not reflect that Mr. Sawarynski is a promoter. Please amend your Form D or registration statement, as appropriate, or tell us why it is not appropriate to do so.

Answer:	An amended Form D has been filed with the SEC making the changes set forth above.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN